Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2023

Monaco, February 7, 2024 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter (“Q4 2023”) and year ended December 31, 2023.

I.	PROFITABILITY AND LIQUIDITY

•	FY 2023 Net Income available to common stockholders of $354.7 million ($2.95 per share).

•	FY 2023 Adjusted Net Income available to common stockholders[1] of $249.0 million ($2.07 per share).

•	Q4 2023 Net Income available to common stockholders of $96.6 million ($0.82 per share).

•	Q4 2023 Adjusted Net Income available to common stockholders[1] of $80.0 million ($0.68 per share).

•	2023 Year-end liquidity[2] of $989.0 million.

II.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 51 dry bulk vessels on period charters, consisting of:

-	32 Newcastlemax/ Capesize vessels.

-	19 Kamsarmax vessels.

•	Majority of the fixed fleet is on index linked charter-in agreements, consisting of:

-	26 charters for Newcastlemax/ Capesize vessels that are index linked.

-	9 charters for Kamsarmax vessels that are index linked.

•	Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax chartered-in fleet of 13 and 6 months, respectively.

III.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Company’s current investment in NML of $123.2 million.

•	Growing leasing platform, having funded 23 shipping assets as of the date of this press release, for a total amount of approximately $250 million, on the back of what we believe is a healthy pipeline.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $0.4 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), margin deposits relating to our forward freight agreements (“FFAs”) and bunker swaps of $13.7 million, short term investments in U.S. Treasury Bills amounting to $17.5 million and $132.2 million of available undrawn funds from two hunting license facilities as of December 31, 2023.

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IV.	SALE AND PURCHASE ACTIVITY

Vessel Disposals

•	Conclusion of the sale of the following dry bulk vessels:

-	m/v Peace built in 2006 with a 55,709 DWT capacity.

-	m/v Pride built in 2006 with a 55,705 DWT capacity.

-	m/v Manzanillo built in 2010 with a 34,426 DWT capacity.

-	m/v Progress built in 2011 with a 32,400 DWT capacity.

-	m/v Cetus built in 2010 with a 32,527 DWT capacity.

Net sale proceeds after debt prepayment amounted to $32.9 million.

•	Agreement for the sale of the following dry bulk vessels:

-	m/v Merida built in 2012 with a 56,670 DWT capacity (expected conclusion of sale within Q1 2024).

-	m/v Konstantinos built in 2012 with a 32,178 DWT capacity (expected conclusion of sale within Q1 2024).

-	m/v Adventure built in 2011 with a 33,755 DWT capacity (expected conclusion of sale within Q1 2024)[3].

-	m/v Alliance built in 2012 with a 33,751 DWT capacity (expected conclusion of sale by Q2 2024)[3].

Estimated net sale proceeds from the vessels agreed to be sold after debt prepayment of $25.8 million.

Vessel/ Equity Interest Acquisitions

•	Conclusion of the acquisition of the 51% equity interest in the company owning the 2001-built, 1,550 TEU capacity containership, Arkadia in December 2023. Prior to the conclusion of this acquisition, the Company already owned 49% equity interest with the remaining 51% owned by York Capital.

•	Agreement for the acquisition of the 2011-built, 180,643 DWT capacity dry bulk vessel, Iron Miracle (tbr. Miracle) (expected conclusion within Q1 2024).

V.	NEW DEBT FINANCING

•	Conclusion of a new financing in the form of a hunting license facility with a European financial institution for the financing of the acquisition of containerships and dry bulk vessels. More specifically:

-	Committed amount of up to $60 million.

-	Drawdown availability until Q2 2025.

-	Loan tenor of six years following each respective drawdown.

•	No meaningful debt maturities until 2026.

3 Subject to final documentation.

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VI.	OWNED FLEET CHARTER UPDATE[4] - FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2024

•	95% and 78% of the containership fleet[5] fixed for 2024 and 2025, respectively.

•	Contracted revenues for the containership fleet of approximately $2.5 billion with a TEU-weighted duration of 3.6 years[6].

•	Entered into more than 40 chartering agreements for the owned dry bulk fleet since Q3 2023 earnings release.

VII.	DIVIDEND ANNOUNCEMENTS – SHARE REPURCHASE PROGRAM

•	On January 2, 2024, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 7, 2024, to holders of record of common stock as of January 22, 2024.

•	On January 2, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on January 16, 2024 to holders of record as of January 12, 2024.

•	Available funds remaining under the share repurchase program of $30 million for common shares and $150 million for preferred shares.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“2023 has been a growth year for Costamare. The Company had revenues of $1.5 billion and generated Net Income of about $350 million. Liquidity stood at around $1 billion as of year-end.

Following our strategic decision in 2021 to enter into the dry bulk sector at an opportune time in the cycle, we grew during 2023 our newly established trading platform to an operator managing a fleet of 51 dry bulk vessels. Having invested $200 million in the new venture, we have a long-term commitment to the sector whose fundamentals we view positively.

Regarding Neptune Maritime Leasing, the platform has been steadily growing on a prudent basis throughout 2023, having now concluded leasing transactions for 23 ships with a total value of about $250 million. We are committed to growing further the leasing business on the back of a healthy pipeline extending over the coming quarters.

On the owned dry bulk fleet side, we are executing our strategy to renew the dry bulk fleet and increase its average size. During the year we took the decision to dispose of 12 smaller sized vessels and agreed to acquire three capesize and one ultramax vessel. Subject to market conditions, our goal is to continue our expansion in the dry market.

On the containership market, recent events have been contributing positively to the supply and demand dynamics, pushing up box and charter rates. These recent developments are mitigating the effects of oversupply in the containership market, as tonnage is expected to remain tight at least until the Chinese New Year. We have proactively secured employment for 95% and 78% of our open days for 2024 and 2025 respectively, putting our contracted revenues for container vessels at $2.5 billion with a remaining time charter duration of 3.6 years.”

4 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

5 Calculated on a TEU basis.

6 As of February 6, 2024.

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$1,113,859	$1,502,491	$265,431	$490,523
Accrued charter revenue (1)	$(2,631)	$3,293	$(3,413)	$(1,222)
Amortization of time-charter assumed	$198	$(197)	$50	$(56)
Voyage revenue adjusted on a cash basis (2)	$1,111,426	$1,505,587	$262,068	$489,245
Income from investments in leaseback vessels	—	$8,915	—	$4,324

Adjusted Net Income available to common stockholders (3)	$405,274	$249,006	$74,837	$79,981
Weighted Average number of shares	122,964,358	120,299,172	121,983,112	118,042,187
Adjusted Earnings per share (3)	$3.30	$2.07	$0.61	$0.68

Net Income	$554,692	$381,019	$194,176	$104,675
Net Income available to common stockholders	$523,887	$354,681	$186,672	$96,586
Weighted Average number of shares	122,964,358	120,299,172	121,983,112	118,042,187
Earnings per share	$4.26	$2.95	$1.53	$0.82

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the years ended December 31, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year-ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Net Income	$554,692	$381,019	$194,176	$104,675
Earnings allocated to Preferred Stock	(31,068)	(31,068)	(7,767)	(7,767)
Non-Controlling Interest	263	4,730	263	(322)
Net Income available to common stockholders	523,887	354,681	186,672	96,586
Accrued charter revenue	(2,631)	3,293	(3,413)	(1,222)
General and administrative expenses - non-cash component	7,089	5,850	1,388	1,556
Amortization of time-charter assumed	198	(197)	50	(56)
Realized (gain) / loss on Euro/USD forward contracts (1)	2,323	(729)	517	(193)
Vessels’ impairment loss	1,691	434	1,691	205
(Gain) / loss on sale of vessels, net	(126,336)	(112,220)	(105,086)	971
Loss on vessels held for sale	—	2,305	—	2,305
Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments (1)	—	493	—	—
Non-recurring, non-cash write-off of loan deferred financing costs	3,309	1,484	914	45
Gain on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	(2,698)	(4,801)	(5,332)	(18,629)
Non-recurring payments for loan cancellation fees	1,032	—	26	—
Other non-cash items	(2,590)	(1,587)	(2,590)	(1,587)
Adjusted Net Income available to common stockholders	$405,274	$249,006	$74,837	$79,981
Adjusted Earnings per Share	$3.30	$2.07	$0.61	$0.68
Weighted average number of shares	122,964,358	120,299,172	121,983,112	118,042,187

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, loss on vessels held for sale, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, (gain) / loss on sale of vessels, net, loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, gain on derivative instruments, excluding realized (gain)/loss on derivative instruments, non-recurring payments for loan cancellation fees and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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